Issuer Free Writing Prospectus Filed Pursuant to Rule 433

Dated August 8, 2013

Registration Statement No. 333-184515

$250,000,000 4.625% Senior Notes due 2023

Issuer:	Trinity Acquisition plc
Guarantors:	Willis Group Holdings Public Limited Company
Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited
Willis Group Limited
Willis North America Inc.
Ratings*:	Baa3 (Moody’s) / BBB- (S&P)
Security Type:	Senior unsubordinated unsecured notes
Principal Amount:	$250,000,000
Issue Price:	99.439%
Proceeds to Issuer (before discount and expenses):	$248,597,500
Trade Date:	August 8, 2013
Settlement Date:	August 15, 2013 (T + 5)
Maturity Date:	August 15, 2023
Coupon:	4.625%
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014
Yield to Maturity:	4.696%
Treasury Benchmark:	1.750% due May 15, 2023
Treasury Yield:	2.571%
Spread to Benchmark Treasury:	212.5 basis points (2.125%)
Optional Redemption:	The Issuer may redeem the notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:
• 100% of the principal amount of the notes being redeemed; and
• The remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 35 basis points with respect to such a redemption of the notes.
In the case of any such redemption, the Issuer will also pay accrued and unpaid interest, if any, to the redemption date.
CUSIP/ISIN:	89641U AA9 / US89641UAA97

$275,000,000 6.125% Senior Notes due 2043

Issuer:	Trinity Acquisition plc
Guarantors:	Willis Group Holdings Public Limited Company Willis Netherlands Holdings B.V.
Willis Investment UK Holdings Limited
TA I Limited
Willis Group Limited
Willis North America Inc.
Ratings*:	Baa3 (Moody’s) / BBB- (S&P)
Security Type:	Senior unsubordinated unsecured notes
Principal Amount:	$275,000,000
Issue Price:	99.605%
Proceeds to Issuer (before discount and expenses):	$273,913,750
Trade Date:	August 8, 2013
Settlement Date:	August 15, 2013 (T + 5)
Maturity Date:	August 15, 2043
Coupon:	6.125%
Interest Payment Dates:	Semi-annually on February 15 and August 15 of each year, commencing on February 15, 2014
Yield to Maturity:	6.154%
Treasury Benchmark:	3.125% due February 15, 2043
Treasury Yield:	3.654%
Spread to Benchmark Treasury:	250 basis points (2.50%)
Optional Redemption:	The Issuer may redeem the notes in whole at any time or in part from time to time, at the Issuer’s option, at a redemption price equal to the greater of:
• 100% of the principal amount of the notes being redeemed; and
• The remaining scheduled payments of principal and interest on the notes being redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the date of redemption on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable Treasury Rate plus 40 basis points with respect to such a redemption of the notes.
In the case of any such redemption, the Issuer will also pay accrued and unpaid interest, if any, to the redemption date.

CUSIP/ISIN:	89641U AB7 / US89641UAB70

Joint Book-Running Managers:	Barclays Capital Inc. Morgan Stanley & Co. LLC J.P. Morgan Securities LLC Lloyds Securities Inc. SunTrust Robinson Humphrey, Inc. Wells Fargo Securities, LLC

Joint Lead Managers:	Citigroup Global Markets Inc. Keefe, Bruyette & Woods, Inc. PNC Capital Markets LLC

Co-Managers:	Comerica Securities, Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Scotia Capital (USA) Inc. The Williams Capital Group, L.P.

Transaction Advisor:	Willis Capital Markets & Advisory

Other Information:

As of June 30, 2013, after giving effect to this offering and the application of the net proceeds therefrom, and assuming that the maximum aggregate principal amount of the Willis North America debt securities subject to the Tender Offer are validly tendered and accepted for payment, the total outstanding senior indebtedness of the Issuer, Parent and the other Guarantors that would rank equally with the Notes would have been approximately $1,807 million.

As of June 30, 2013, after giving effect to the offering and the application of the net proceeds therefrom, and assuming that the maximum aggregate principal amount of the Willis North America debt securities subject to the Tender Offer are validly tendered and accepted for payment, the total outstanding debt of the Guarantors in the aggregate would have been approximately $1,526 million.

This communication is intended for the sole use of the person to whom it is provided by the issuer.

*	Ratings may be changed, suspended or withdrawn at any time and are not a recommendation to buy, hold or sell any security.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the Securities and Exchange Commission for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission’s website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Barclays Capital Inc., toll-free at 1-888-603-5847 or Morgan Stanley & Co. LLC, toll-free at 1-866-718-1649.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER E-MAIL SYSTEM.